UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.       )*

ChinaCache International Holdings Ltd.

(Name of Issuer)

Ordinary shares of par value of $0.0001 per share

(Title of Class of Securities)

G21191 104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Consolidated Capital Holdings Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 72,250,000 ordinary shares. Mr. Song Wang and Ms. Xiaohong Kou may also be deemed to have sole voting power with respect to 72,250,000 ordinary shares. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 72,250,000 ordinary shares. Mr. Song Wang and Ms. Xiaohong Kou may also be deemed to have sole dispositive power with respect to 72,250,000 ordinary shares. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 72,250,000 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 18.7%

12	Type of Reporting Person CO

1	Names of Reporting Persons Song Wang

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 73,763,293 ordinary shares. Ms. Xiaohong Kou may be deemed to have shared voting power with respect to 73,763,293 ordinary shares. See Item 4.

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 73,763,293 ordinary shares. Ms. Xiaohong Kou may be deemed to have shared dispositive power with respect to 73,763,293 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,763,293 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.1%

12	Type of Reporting Person IN

1	Names of Reporting Persons Jean Xiaohong Kou

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 73,763,293 ordinary shares. Mr. Song Wang may be deemed to have shared voting power with respect to 73,763,293 ordinary shares. See Item 4.

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 73,763,293 ordinary shares. Mr. Song Wang may be deemed to have shared dispositive power with respect to 73,763,293 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 73,763,293 ordinary shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 19.1%

12	Type of Reporting Person IN

Item 1(a).	Name of Issuer: ChinaCache International Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 6/F, Block A, Galaxy Plaza No. 10 Jiuxianqiao Road Middle, Chaoyang District Beijing, 100015 People’s Republic of China

Item 2(a).	Name of Person Filing: Consolidated Capital Holdings Ltd. Song Wang Jean Xiaohong Kou
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Consolidated Capital Holdings Ltd.

c/o Jean Xiaohong Kou

ChinaCache International Holdings Ltd.

6/F, Block A, Galaxy Plaza

No. 10 Jiuxianqiao Road Middle, Chaoyang District

Beijing, 100015

People’s Republic of China

Song Wang

ChinaCache International Holdings Ltd.

6/F, Block A, Galaxy Plaza

No. 10 Jiuxianqiao Road Middle, Chaoyang District

Beijing, 100015

People’s Republic of China

Jean Xiaohong Kou

ChinaCache International Holdings Ltd.

6/F, Block A, Galaxy Plaza

No. 10 Jiuxianqiao Road Middle, Chaoyang District

Beijing, 100015

People’s Republic of China

Item 2(c).	Citizenship: Consolidated Capital Holdings Ltd.— British Virgin Islands Song Wang — People’s Republic of China Jean Xiaohong Kou — People’s Republic of China
Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.0001 per share
Item 2(e).	CUSIP NO.: G21191 104

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0001 per share of ChinaCache International Holdings Ltd. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Consolidated Capital Holdings Ltd.	72,250,000	18.7%	72,250,000	0	72,250,000	0
Song Wang	73,763,293	19.1%	0	73,763,293	0	73,763,293
Jean Xiaohong Kou	73,763,293	19.1%	0	73,763,293	0	73,763,293

Consolidated Capital Holdings Ltd., a British Virgin Islands company, directly holds 72,250,000 ordinary shares of the Issuer. Consolidated Capital Holdings Ltd. is a wholly owned subsidiary of Nice Mercy Holding Limited, a Bahamas incorporated company, which is in turn wholly owned by J.P. Morgan Trust Company (Bahamas) Limited, as trustee of the Hong Song Family Trust. The Hong Song Family Trust was established by Mr. Song Wang and Ms. Jean Xiaohong Kou for the benefits of their family members. Mr. Wang and Ms. Kou are husband and wife. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Song Wang and Ms. Jean Xiaohong Kou may be deemed to beneficially own all of the ordinary shares of the Issuer held by Consolidated Capital Holdings Ltd.

The 73,763,293 ordinary shares of the Issuer beneficially owned by Mr. Song Wang comprise the following: (i) 72,250,000 ordinary shares directly held by Consolidated Capital Holdings Ltd., (ii) 313,293 ordinary shares directly held by Harvest Century International Ltd., a British Virgin Islands company and also a wholly-owned subsidiary of Nice Mercy Holding Limited, (iii) 660,000 ordinary shares that Mr. Song Wang has the right to acquire upon exercise of options granted by a few other Pre-IPO shareholders within 60 days after December 31, 2010 and (iv) 540,000 ordinary shares that Ms. Jean Xiaohong Kou has the right to acquire upon exercise of options granted by a few other Pre-IPO shareholders within 60 days after December 31, 2010. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Wang may be deemed to beneficially own a total of 73,763,293 ordinary shares of the Issuer.

As Ms. Kou is Mr. Wang’s wife, Ms. Kou may be deemed to beneficially own a total of 73,763,293 ordinary shares of the Issuer comprising the same shares as beneficially owned by Mr. Wang, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Consolidated Capital Holdings Ltd.	By:	/s/ Jean Xiaohong Kou
Name: Jean Xiaohong Kou
Title: Director

Song Wang	/s/ Song Wang
Song Wang

Jean Xiaohong Kou	/s/ Jean Xiaohong Kou
Jean Xiaohong Kou

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement